<u>PURCHASE AGREEMENT</u>
Acquisition of ARC Network
by Rocker & Spike Entertainment, Inc.

This Agreement is made and entered into this 8th day of January, 2001, by and between ARC Network ("ARC"), a sole Proprietorship, with offices located at 8756 Twin Trails Drive., San Diego, California 92129, and Rocker & Spike Entertainment, Inc. ("R&S"), a California Corporation, with offices located at 701 B Street, Suite 248, San Diego, California 92101. The ("Parties") hereby agree to the acquisition of "ARC", by "R&S" as described herein.

<u>RECITALS</u>

WHEREAS, It is understood by the Parties that ("ARC"), is a sole proprietorship, owned and operated by Scott Baker ("Baker").

WHEREAS, It is understood by both Parties that "R&S" is purchasing the ARC Network name, Web Domain and content as of the date of this agreement.

WHEREAS, "R&S" desires to acquire from "Baker" one hundred percent (100%) of his ownership, rights and interest in ARC Network in exchange for equity due as agreed.

WHEREAS, Scott Baker desires to sell "R&S one hundred percent (100%) of his ownership, rights and interest in ARC Network in exchange for equity due as agreed.

<u>AGREEMENT</u>

NOW THEREFORE, in consideration of the recitals, mutual promises and covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.   Purchase of assets: The Purchaser will purchase from the Seller all the intangible assets owned or used by the Seller in connection with its business. ("Assets").

2.   Assumption of Liabilities: The Purchaser will only assume liabilities of the Seller that are expressly described in this agreement. The Purchaser will not assume any other liabilities or obligations of the seller.

3.   Indemnification: The seller shall indemnify and hold harmless the Purchaser against each and every liability and obligation of the Seller other than those specifically assumed by the Purchaser.

4. Purchase Price:

   ~ 150,000 shares of Rocker & Spike Entertainment, Inc. Common Stock, payable upon execution of this agreement.

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5. Adjustment:

   A. Expenses, including but not limited to utilities, personal property taxes, rents, real property taxes, wages, vacation pay, payroll taxes and fringe benefits of employees of SELLER, shall be assumed by the PURCHASER as of the close of business on the execution of this Purchase Agreement and shall include those expenses accrued beginning January 01, 2001.

   B. Net revenue generated by the Purchaser prior to January 01, 2001 shall be the exclusive property of the seller.

   C. Seller to retain all accounts receivable dated prior to January 01, 2001.

   D. Seller is liable and responsible for all operational expenses incurred prior to January 01, 2001.

6. Additional Payment and Incentives: It is acknowledged that following the execution of this Purchase Agreement, SELLER shall be designated a key role in the development of the ARC Network as additional consideration for the sale by the SELLER to PURCHASER.

7. Transfer of Management and Ownership: The transfer of ownership and operational Management to the PURCHASER from the SELLER will occur immediately after this Purchase Agreement is signed by both parties.

   A. SELLER will provide PURCHASER all relevant and reasonable financial information as well as banking and financial statements for the day to day operation of the business since inception, if needed.

8. Covenant Not to Compete: As further consideration for the payment by the PURCHASER of the purchase price set forth herein, SELLER agrees that he will not, directly or indirectly, through a subsidiary or otherwise, compete with the PURCHASER in the operation and conduct of the business for a period of One (1) year after the execution of this agreement. This Covenant shall not apply if the PURCHASER ceases business activities within the Geographical limit of San Diego County.

10. Scott Baker represents that he has full power, authority, and legal right to enter into this Agreement and to consummate the transactions contemplated hereby.

11. Rocker & Spike Entertainment, Inc. represents that he has full power, authority, and legal right to enter into this Agreement and to consummate the transactions contemplated hereby.

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14.   Entire Agreement: This Agreement constitutes the entire Agreement among the parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings of the parties in connection herewith. There are no oral promises, conditions, representations, understandings, interpretations, or terms of any kind as conditions or inducements to the execution of the Agreement, which are not set forth herein.

15.   Further Assurances: At any time, and from time to time after the date hereof, each party will execute such additional instruments, and take such action, as may be reasonably requested by the other party to confirm or perfect title to any shares, or other asset transferred hereunder, or to otherwise carry out the intent and purposes of this Agreement.

16.   Waiver: Any failure on the part of either party hereto to comply with any of the obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owned.

17.   Severability: The parties to the Agreement hereby agree and affirm that none of the above provisions is dependent upon the validity of all of the provisions, and if any part of this Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect.

18.   Amendment: This Agreement or any provision hereof, may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the arty or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

19.   Governing Law: This Agreement shall be governed by the laws of the State of California. Venue for all actions relating to any securities issues shall be in the Courts located in the Southern District of the State of California, provided, however, that, in the absence of any security issues, any action for breach of contract may be brought in the appropriate Courts of San Diego County, California.

Accepted and Agreed to by:

ARC Network, Sole Proprietorship.

By:_____Date_____

Rocker & Spike Entertainment, Inc.

By:_____Date_____

January 08, 2001

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